ANAVEX LIFE SCIENCES CORP
50 Harrison Street, Suite 315A
Hoboken, New Jersey 07030

March 17, 2011

BY EDGAR

Securities and Exchange Commission (the “Commission”)
Mail Stop #4720
Washington DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re:	Anavex Life Sciences Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 27, 2010
File Number: 000-51652

Thank you for your letter of February 25, 2011 regarding the filing noted above. The Company provides here a written response to your comment.

Consolidated Financial Statements

Consolidated Statement of Changes in Capital Deficit

1.	You have labelled certain pages of this financial statement as unaudited. Please amend your filing to remove this language.

The Company has amended its filing to remove this language from its financial statements.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our responses.

Yours truly

ANAVEX LIFE SCIENCES CORP

Per: /s/ Harvey Lalach

Harvey Lalach
President